Filed by Lockheed Martin Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Titan Corporation

Commission File No. 1-6035

Registration Statement File No. 333-109725

LOCKHEED MARTIN AND TITAN ANNOUNCE DELAY OF TITAN

STOCKHOLDERS’ MEETING

BETHESDA, MD and SAN DIEGO, CA—March 12, 2004—Lockheed Martin Corporation (NYSE: LMT) and The Titan Corporation (NYSE: TTN) announced today that Titan has agreed to delay until Monday, April 12, 2004, the vote of its stockholders on the pending merger with Lockheed Martin in order to continue the previously announced review of payments involving Titan’s international consultants and the related government investigations. Titan intends to convene the meeting as scheduled at 9:30 a.m., Pacific time, on March 16, 2004 solely for the purpose of adjourning the meeting until April 12, 2004. The exact time and place of the adjourned special meeting, as well as additional information related to revised election deadlines, will be included in an amended notice of meeting and supplemental proxy materials that will be mailed to Titan stockholders as soon as they are available.

Lockheed Martin and Titan also announced that they have agreed to amend the merger agreement to extend the date by which either party may terminate the agreement if the merger has not been completed from March 31, 2004 to April 20, 2004, provided that the party seeking to terminate the agreement is not then in material breach of its obligations in a manner that has contributed to the failure to complete the merger by such date. The remaining terms of the merger agreement remain unchanged.

Headquartered in Bethesda, Md., Lockheed Martin employs about 130,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. The corporation reported 2003 sales of $31.8 billion.

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 12,000 employees and annualized sales of approximately $2.0 billion.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus was mailed on or about February 13, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The amendment to the merger agreement is being filed by Lockheed Martin and Titan on Form 8-K and is incorporated by reference. The proxy statement/prospectus and other relevant materials, and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus.

Forward-Looking Statements:

The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Closing of the Titan transaction is subject to approval of Titan’s stockholders, the absence of any material adverse change in Titan and other closing conditions set forth in the merger agreement. Risks and uncertainties include risks associated with the proposed merger between Lockheed Martin and Titan and other risks described in the companies’ SEC filings.

Contact:

Lockheed Martin

Media Contact: Tom Jurkowsky, (301) 897-6352; e-mail, thomas.jurkowsky@lmco.com

Investor Relations Contact: Jim Ryan, (301) 897-6584; e-mail, james.r.ryan@lmco.com

Titan

Media Contact: Wil Williams, (858) 552-9724; e-mail, wwilliams@titan.com

Investor Relations Contact: Laura Catalino, (858) 552-9848; e-mail, invest@titan.com

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Press releases and additional information regarding Lockheed Martin are available on Lockheed Martin’s website:

www.lockheedmartin.com

Press Releases and additional information regarding Titan are available on Titan’s website:

www.titan.com